The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

October 21, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Attention:	Mara Ransom
Assistant Director

Re:                             CVSL Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed October 14, 2014

File No. 333-196155

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 000-52818

Dear Ms. Ransom:

Thank you for your October 15, 2014 letter regarding CVSL Inc. (“CVSL”). In order to assist you in your review of CVSL’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 6 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Summary Consolidated Financial Data, page 11

1. We note you entered into an Amended Share Exchange Agreement on October 10, 2014 limiting the issuance of the 504,813,514 shares solely upon the occurrence of certain events and that the shares will no longer be included in the earnings per share calculation upon consummation of the offering. In this regard, please address the following:

•                  Please disclose why the shares will no longer be included in the earnings per share calculation. If the shares are now contingently issuable and will be included to the extent they are dilutive, please disclose that fact. Please tell us your consideration of ASC 260-10-45.

•                  Please provide disclosure of the subsequent event in the notes to your financial statements, including the conversion of the RCP V Note, or advise us why you are not required to do so. Please refer to ASC 855-10-S99-2.

Response: The Company acknowledges the Staff’s comment. The guidance in ASC 260-10-45-13 provides that shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Because none of the conditions required for issuance of the 25,240,676 shares (adjusted for the reveres stock split)will have been satisfied at the time the Amended Share Agreement takes effect, we do not believe the shares should be included in basic earnings per share.

The guidance in ASC 260-10-45-48 provides that shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS as follows:

(1) If all necessary conditions have been satisfied by the end of the period (the events have occurred), those shares shall be included as of the beginning of the period in which the conditions were satisfied (or as of the date of the contingent stock agreement, if later.

(2) If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive. Those contingently issuable shares shall be included in the denominator of diluted EPS as of the beginning of the period (or as of the date of the contingent stock agreement, if later).

In adition, the guidance in ASC 260-10-45-54  provides that if the contingency is based on a condition other than earnings or market price (for example, opening a certain number of retail stores), the contingent shares shall be included in the computation of diluted EPS based on the assumption that the current status of the condition will remain unchanged until the end of the contingency period. Example 3 (see paragraph 260-10-55-53) illustrates that provision. (example shown below)

The Amended Share Agreement entered into between CVSL and Rochon Capital on October 14, 2014 provides that the Second Tranche Stock will only be issued to Rochon Capital in the limited and unlikely circumstances of the occurrence of certain large stock acquisitions by third parties or the announcement of certain tender or exchange offers of CVSL’s common stock. None of the conditions required for the issuance of the Second Tranche Stock has occurred and each condition is clearly outside of the control of Rochon Capital. We do not anticipate that these events will occur by the end of the reporting period and therefore, these shares shall not be included in diluted EPS until the contingencies are met. We have revised the language on page 11 and elsewhere of the Registration Statement to read as follows (adjusting for the reverse stock split): “Upon the consummation of this offering, the 25,240,676 shares of our common stock, which may be issued to Rochon Capital in the future, pursuant to the terms and conditions of the Amended Share Agreement, will no longer be included in the earnings per shares calculation unless and until such time as the contingent events outlined in the Amended Share Agreement that would create the condition upon which the shares would become issuable should occur.”

The example cited from ASC-10-55-53 below provides strong guidance for our position. In the example, neither contingency was met during the first quarter and despite the fact that the company in the example had positive after tax net income such that the inclusion of the contingent shares would not be antidilutive, the shares of stock issuable subject to the two contingencies were not included in diluted EPS. Only when the retail site contingency related to the store opening was met in the second quarter did the diluted EPS include contingent shares related to that condition. In addition, when the year-to-date earnings fell below the threshold in the third quarter, no contingently issuable shares related to that condition were included in diluted EPS in that quarter, even though they had been in the prior quarter when the condition had been met. (See Example 3, from ASC 260-10-55-53 below.)

a. Entity A had 100,000 shares of common stock outstanding during the entire year ending December 31, 20X1. It had no options, warrants, or convertible securities outstanding during the period.

b. Terms of a contingent stock agreement related to a recent business combination provided the following to certain shareholders of Entity A:

1. 1,000 additional common shares for each new retail site opened during 20X1; and

2. 5 additional common shares for each $100 of consolidated, after-tax net income in excess of $500,000 for the year ended December 31, 20X1.

c. Entity A opened two new retail sites during the year:

1. One on May 1, 20X1; and

2. One on September 1, 20X1

d. Entity A’s consolidated, year-to-date after-tax net income was as follows:

•                  $400,000 as of March 31, 20X1;

•                  $600,000 as of June 30, 20X1;

•                  $450,000 as of September 30, 20X1; and

•                  $700,000 as of December 31, 20X1

The following table illustrates the quarterly and annual calculation of basic and diluted earnings per share for each quarter and for the full year.

Basic EPS Calculation	First Quarter	Second Quarter		Third Quarter	Fourth Quarter	Full Year
Numerator	$400,000	$200,000		$(150,000)	$250,000	$700,000
Denominator:
Common shares outstanding	100,000	100,000		100,000	100,000	100,000
Retail site contingency	—	667	(a)	1,333 (b)	2,000	1,000
Earnings contingency (d)	—	—		—	—	—
Total Shares	100,000	100,667		101,333	102,000	101,000

Basic EPS	$4.00	$1.99		$(1.48)	$2.45	$6.93

Diluted EPS Computation	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year
Numerator	400,000		$200,000		$(150,000)		$250,000		$700,000
Denominator:
Common shares outstanding	100,000		100,000		100,000		100,000		100,000
Retail site contingency	—		1,000		2,000		2,000		1,250
Earnings contingency	—	(f)	5,000	(g)	—	(h)	10,000	(i)	3,750
Total Shares	100,000		106,000		102,000		112,000		105,000

Diluted EPS	$4.00		$1.89		$(1.47	)(k)	$.23		$6.67

(a)  1,000 shares x 2/3

(b) 1,000 shares + (1,000 shares x 1/3)

(c) (1,000 shares x 8/12) + (1,000 shares x 4/12)

(d) The earnings contingency has no effect on basic EPS because it is not certain that the condition is satisfied until the end of the contingency period (see paragraphs 260-10-45-50 through 45-57). The effect is negligible for the fourth-quarter and full-year computations because it is not certain that the condition is met until the last day of the period.

(e) (0 + 1,000 + 2,000 + 2,000) ÷ 4

(f) Entity A did not have $500,000 year-to-date, after-tax net income at March 31, 20X1. Projecting future earnings levels and including the related contingent shares are not permitted by this Subtopic.

(g) [($600,000 - $500,000) ÷ $100] x 5 shares

(h) Year-to-date, after-tax net income was less than $500,000

(i) [($700,000 - $500,000) ÷ $100)] x 5 shares

(j) (0 + 5,000 + 0 + $10,000) ÷ 4

(k) Loss during the third quarter is due to an extraordinary item; therefore, antidilution rules (see paragraph 260-10-45-17) do not apply.

In answering the second part of Question 1, we have added disclosure of subsequent events, including the conversion of the RCP V Note, into the Notes to the Financial Statements in the financial statements as of June 30, 2014 that are included in this registration statement. We have also added disclosure of the reverse stock split as an additional disclosure in the Financial Statements as of December 31, 2013 because of this event’s impact on number of shares outstanding and earnings per share presentations.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 45

2. We note your response to comments 1 and 2 in our letter dated October 1, 2014. Please quantify each adjustment related to acquisition related costs, depreciation and amortization and interest expense. It appears the adjustment for depreciation and amortization related to the assets acquired decreased expense. If the carrying value of certain assets acquired was reduced please revise the footnote to provide disclosure that clearly explains the reason(s) for the decrease.

Response: The Company acknowledges the Staff comment. We have expanded our disclosures in the pro forma presentation by providing footnotes to quantify each adjustment and have included additional details for the reason as to why depreciation and amortization decreased.

Notes to the Audited Consolidated Financial Statements, page F-8

(3) Acquisitions, Dispositions and Other Transactions, page F-15

Pro forma Results, page F-19

3. Please explain why the pro forma results for 2013 are not consistent with pro forma information on page 45 or revise.

Response: The Company acknowledges the Staff comment. We have revised the pro forma results on page F-19 to agree with the presentation on page 45.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

4.                                      We note your response to comment 3 in our letter dated October 1, 2014. Please respond to that portion of our comment requesting you to tell us your consideration of whether supplemental disclosure may be necessary regarding the changes to your financial statements and the impact on your internal controls over financial reporting and disclosure.

Response: The Company acknowledges the Staff comment. We considered whether supplemental disclosure was appropriate regarding the changes to the financial statements and the impact on our internal controls over financial reporting and disclosure. While we recognize that our revisions to the registration statement in response to the Staff’s comments have resulted in various increases in our disclosure and other changes to our financial statement presentations, we believe that the overall changes are not materially different from either a quantitative or qualitative point of view. None of the revisions impact earnings or other trends, change a loss to income or vice versa, have no impact on loan covenants or management compensation or otherwise materially change the impact on readers of our financial statements. Because of this and because we have already included disclosure in our both our Form 10-K and Form 10-Q filings disclosing our weakness in internal controls and our continuing efforts to improve our internal controls, we believe that no additional disclosure is necessary.

* * *

CVSL acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. CVSL acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. CVSL acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures
cc: CVSL Inc.